SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35464

Deregistration under Section 8(f) of the Investment Company Act of 1940

January 31, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of January 2025. A copy of each application may be
obtained via the Commission's website by searching for the applicable file number listed
below, or for an applicant using the Company name search field, on the SEC's EDGAR
system. The SEC's EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's
Office of Investor Education and Advocacy at (202) 551-8090. An order granting each
application will be issued unless the SEC orders a hearing. Interested persons may request a
hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov
and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is
listed for the relevant applicant below, or personally or by mail, if a physical address is listed
for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m.
on February 25, 2025, and should be accompanied by proof of service on applicants, in the
form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act,
hearing requests should state the nature of the writer's interest, any facts bearing upon the
desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Filing Date: The application was filed on December 20, 2024.

Applicant's Address: 320 South Canal Street, 50th Floor – Suite 5000, Chicago, Illinois 60606.

American Maturity Life Insurance Co Separate Account One [File No. 811-21166]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on June 21, 2024.

Applicant's Address: One American Row, Hartford, Connecticut 06103.

Aquila Funds Trust [File No. 811-03578]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Cantor Select Portfolios Trust, and on November 22, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $175,000 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Date: The application was filed on December 20, 2024.

Applicant's Address: 120 West 45th Street, Suite 3600, New York, New York 10036.

Diffractive Real Assets Fund [File No. 811-23854]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 24, 2025.

Applicant's Address: c/o F/m Investments, LLC, 3050 K Street Northwest, Suite 201, Washington, D.C. 20007.

DriveWealth ETF Trust [File No. 811-23837]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 19, 2024, and July 30, 2024, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $31,250 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 10, 2024 and amended on January 24, 2025.

Applicant's Address: 15 Exchange Place, 10th Floor, Jersey City, New Jersey 07302

Panagram Capital, LLC [File No. 811- 23768]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

<u>Filing Date</u>: The application was filed on December 27, 2024.

<u>Applicant's Address</u>: 65 East 55th Street, 29th Floor, New York, New York 10022.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.